UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Magal Security Systems Ltd.
(Name of Issuer)
Ordinary Shares, NIS 0.1 Par Value
(Title of Class of Securities)
M6786D104
(CUSIP Number)
Phil Frohlich
1924 South Utica, Suite #1120
Tulsa, Oklahoma 74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
June 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M6786D104

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		544,427

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		544,427

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,427

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	M6786D104

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		544,427

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		544,427

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,427

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	M6786D104

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		544,427

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		544,427

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,427

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	M6786D104

1	NAMES OF REPORTING PERSONS PHIL FROHLICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		544,427

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		544,427

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,427

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	M6786D104
SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to Ordinary Shares, NIS 0.1 Par Value (the “Ordinary Shares”), of Magal Security Systems Ltd., an Israeli company (the “Issuer”).
This Schedule 13D relates to the Ordinary Shares purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 544,427 Ordinary Shares held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 544,427 Ordinary Shares held by Prescott Master Fund.
The Ordinary Shares held by the Reporting Persons (as defined below) reported on this Schedule 13D were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on February 9, 2009.

Item 1.	Security and Issuer
Securities acquired: Ordinary Shares, NIS 0.1 Par Value (the “Ordinary Shares”).
Issuer:	Magal Security Systems Ltd. P.O. Box 70, Industrial Zone Yehud 56100, Israel

Item 2.	Identity and Background
(a) This Schedule 13D is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap II and Mr. Phil Frohlich. Because Mr. Frohlich is the managing member of Prescott Capital, which is the general partner of the Small Cap Funds (with Mr. Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Ordinary Shares held by the Small Cap Funds. The Reporting Persons (as hereinafter defined) are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.
(b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma 74104.

CUSIP No.	M6786D104
(c) The principal occupation of Mr. Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities.
(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.

Item 3.	Source and Amount of Funds
As of June 14, 2010, the Small Cap Funds had invested $4,985,972 (inclusive of brokerage commissions) in Ordinary Shares of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 4.	Purpose of the Transaction
The Small Cap Funds (together with Phil Frohlich and Prescott Capital, the “Reporting Persons”) purchased the Ordinary Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Ordinary Shares, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional Ordinary Shares or dispose of any or all of their Ordinary Shares depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
The purpose of the acquisition of the Ordinary Shares was for investment, and the acquisitions of the Ordinary Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Ordinary Shares of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

CUSIP No.	M6786D104
Specifically, the Reporting Persons, along with certain other shareholders of the Issuer (collectively, the “Proposing Shareholders”), have submitted a letter to the Chairman of the Board of the Issuer, a copy of which is attached to this Schedule 13D as Annex A, requesting that an Extraordinary General Meeting of the shareholders of the Issuer be convened promptly in order to consider certain matters proposed by the Proposing Shareholders that are set forth in the letter. These matters include the termination of the service as directors of the Issuer of all of the board of directors, excluding Nathan Kirsh and the then serving external directors, and the replacement of such directors with those nominees proposed by the Proposing Shareholders. The Proposing Shareholders believe that it would be desirable to make these changes in order to lead a recovery plan that would improve the Issuer’s performance and enhance shareholder value.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon 10,396,548 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of December 31, 2009, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 3, 2010.
As of June 14, 2010, the Small Cap Funds beneficially owned 544,427 Ordinary Shares, representing approximately 5.2% of the issued and outstanding Ordinary Shares of the Issuer.
Prescott Capital, as the general partner of the Small Cap Funds, may also be deemed to beneficially own the 544,427 Ordinary Shares held by the Small Cap Funds, representing approximately 5.2% of the issued and outstanding Ordinary Shares of the Issuer.
In addition, Mr. Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 544,427 Ordinary Shares beneficially owned by the Small Cap Funds, representing approximately 5.2% of the issued and outstanding Ordinary Shares of the Issuer.
Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the Ordinary Shares held by the Small Cap Funds except to the extent of their pecuniary interest therein.
(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the Ordinary Shares owned by the Small Cap Funds reported in this Schedule 13D.
The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 544,427 Ordinary Shares owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

CUSIP No.	M6786D104
(c) There have been no transactions in the Ordinary Shares of the Issuer during the past sixty (60) days by the Reporting Persons.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit 1
Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P. and Phil Frohlich dated June 14, 2010.

CUSIP No.	M6786D104
Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2010

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member
Phil Frohlich
By:	/s/ Phil Frohlich
Phil Frohlich

CUSIP No.	M6786D104
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June 14, 2010 (including amendments thereto) with respect to the Ordinary Shares, NIS 0.1 Par Value, of Magal Security Systems Ltd. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.
Dated: June 14, 2010

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member
Prescott Group Aggressive Small Cap, L.P.
By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member
Prescott Group Aggressive Small Cap II, L.P.
By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member
Phil Frohlich
By:	/s/ Phil Frohlich
Phil Frohlich

ANNEX A

June 13, 2010
Magal Security Systems Ltd.
17 Altalef Street
Yehud 56100
Israel
Attention: Mr. Jacob Perry, Chairman of the Board
By Facsimile no. 03-539-1478 and Courier
Dear Sir,
Re: General Meeting of Shareholders
This letter is provided to you on behalf of (a) Clough Investment Partners I, L.P., Clough Investment Partners II, L.P., Clough Offshore Fund, Ltd., Clough Global Equity Fund, Clough Global Allocation Fund and The Flatley Foundation (collectively, “Clough”), (b) Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P. (collectively, “Prescott”), and (c) Diker Micro-Value Fund, L.P., Diker Micro-Value QP Fund, L.P., Diker Micro and Small Cap Fund, L.P. and Diker M&S Cap Master, Ltd. (collectively, “Diker”, and together with Clough and Prescott, the “Shareholders”). In accordance with Section 63(b) of the Israeli Companies Law, 1999 (the “Companies Law”), the Shareholders hereby request that an Extraordinary General Meeting of the shareholders of Magal Security Systems Ltd. (the “Company”) be convened promptly to consider the matters further set forth below. Alternatively, in light of the upcoming annual shareholders’ meeting of the Company that is scheduled to take place on June 23, 2010, it is advisable to comply with the foregoing request by postponing such annual general meeting and revising the agenda thereof such that it would include the proposals set forth below.
Clough, acting through Clough Capital Partners, L.P., investment advisor to the accounts holding shares of the Company, currently holds, in the aggregate, 704,042 ordinary shares, par value NIS1.0 per share of the Company (the “Ordinary Shares”) which constitute approximately 6.77% of the issued and outstanding share capital and the voting rights of the Company, Prescott currently holds, in the aggregate, 544,427 Ordinary Shares which constitute approximately 5.24% of the issued and outstanding share capital and the voting rights of the Company, and Diker currently holds, in the aggregate, 604,495 Ordinary Shares which constitute approximately 5.81% of the issued and outstanding share capital and the voting rights of the Company.
The Shareholders believe that in light of the Company’s recent performance, it would be desirable to change the composition of the Board of Directors in order to lead a recovery plan that would improve the Company’s performance and enhance shareholders’ value. The Shareholders therefore propose that certain nominees who bring with them experience and professional capabilities be appointed as directors of the Company in place of the current members of the Board of Directors, other than Mr. Nathan Kirsh and the then serving external directors, who may continue to serve as external directors. The Shareholders believe that the proposed change should be implemented as soon as possible.

Accordingly, we hereby request that notice, in accordance with all applicable legal requirements, shall be provided as soon as possible (and in any event no later than 21 days from the date hereof) to all shareholders of the Company of a General Meeting to be held in Israel 35 days from the date of such notice (the “Meeting”), to consider and vote on the matters set forth below, and that the Company and the directors take all action necessary or advisable to cause the Meeting to be held as promptly as possible and facilitate the orderly conduct of the Meeting, including, without limitation, the administration of the shareholder vote.
The agenda for the Meeting shall consist of the following proposals: (a) effective as of the close of the Meeting the service of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Zeev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the then serving external directors, shall terminate and they shall, as of such time and thereafter, cease to serve as a directors of the Company, and (b) effective as of the close of the Meeting, Mr. Avihu Ben-Nun, Mr. Yoav Stern, Mr. Zivi R. Nedivi, Mr. Ami Amir and Mr. Israel (Relik) Shafir shall be elected to serve as directors of the Company.
We note that to the extent the service of Mr. Barry Stiefel as a director shall terminate pursuant to the aforementioned proposals, we have no objection to his appointment by the new Board as an observer on the Board of the Company, until otherwise determined by the Board.
It is proposed that the following resolutions be adopted at the Meeting:
To terminate the service as directors of the Company of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Zeev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the then serving external directors, effective as of the close of the Meeting.
Provided that resolution no. 1 above is adopted:
A)	To appoint Mr. Avihu Ben-Nun as director of the Company effective as of the close of the Meeting.

B)	To appoint Mr. Yoav Stern as director of the Company effective as of the close of the Meeting.

C)	To appoint Mr. Zivi R. Nedivi as director of the Company effective as of the close of the Meeting.

D)	To appoint Mr. Ami Amir as director of the Company effective as of the close of the Meeting.

E)	To appoint Mr. Israel (Relik) Shafir as director of the Company effective as of the close of the Meeting.
Attached as Exhibit A please find a short biography of each of the new nominees to be elected as directors of the Company.

Also attached as Exhibit B is a statement by each nominee containing his consent to serve as a director of the Company and that he is qualified to serve as a director of the Company. The Shareholders believe that they have thus provided all information that is required under the Companies Law with respect to the Meeting and the proposed resolution.
We note that the Company has not, in the past, sent Written Ballots to its shareholders pursuant to Section 87 of the Companies Law, and we assume therefore that you are of the view that the Company is not obligated to do so under applicable law. Nonetheless, to the extent that the Company concludes otherwise, and in accordance with the applicable Regulations, we hereby attach as Exhibit C a form of Written Ballot for use in such circumstances. In addition, we also intend to provide the Company with a Position Statement within the timetable permitted under applicable law.
Please contact our attorney, Dan Shamgar Adv. of Meitar Liquornik Geva & Leshem Brandwein, at 972-3-610-3135 with any questions or queries with respect to the foregoing.
-signature pages follow-

Sincerely, Prescott Group Aggressive Small Cap, L.P.

Name:
Title:

Prescott Group Aggressive Small Cap II, L.P.

Name:
Title:

Clough Investment Partners I, L.P.

Name:
Title:

Clough Investment Partners II, L.P.

Name:
Title:

Clough Offshore Fund, Ltd.

Name:
Title:

Clough Global Equity Fund

Name:
Title:

Clough Global Allocation Fund

Name:
Title:

The Flatley Foundation

Name:
Title:

Diker Micro-Value Fund, L.P.

Name:
Title:

Diker Micro-Value QP Fund, L.P.

Name:
Title:

Diker Micro and Small Cap Fund, L.P.

Name:
Title:

Diker M&S Cap Master, Ltd.

Name:
Title:

Exhibit A
Major Gen. (Ret.) Avihu Ben-Nun, 70
Major Gen. (Ret.) Avihu Ben-Nun served for 34 years in the Israeli Air Force, retired in 1992, after 2 years as Head of Strategic Planning Division in the Israeli Defense Forces’ General Staff Headquarters, and 5 years as The Supreme Commander of the Israeli Air Force. Since his retirement, Mr. Ben-Nun serves as the Chairman of Universal Motors Israel (UMI), which he founded through a merger between 3 competitors, and led to become the exclusive distributor of all General Motors exported brands in Israel and the leading distributor and vehicle importer in the Israeli automotive market. He also served as Chairman of GM UMIT R&D and General Motors’ R&D center in Israel. Mr. Ben-Nun held key executive positions in the private sector as well as voluntary positions in the public sector. He also serves on the Board of Directors of leading companies, including Kardan Ltd., ExactCost and FIRST Israel, and in the past on the Boards of Golden Wings V.C. Fund, Elbit Systems Ltd., Bank Mizrahi, Electronic Data Systems Israel Ltd. (which he also established) and Advanced Material Technology. In the public sector, Mr. Ben-Nun is a director of the Israel-America Chamber of Commerce and the Tel Aviv Chamber of Commerce, former President of the Israeli Air Force Association, Chairman of the Israeli Vehicles Importer Association and Vice-Chairman of the Combined Chamber of Commerce and of the Council of the Federation of Israeli Chamber of Commerce. Mr. Ben-Nun holds a Bachelor degree from Auburn University, Alabama; graduated with distinction from the US Air Force Air Warfare College, graduated the Advanced Management Program at Harvard Business School and was awarded an Honorary Doctorate from the Technion in Haifa, Israel.
Mr. Yoav Stern, 56
Mr. Stern served from late 2008 throughout part of 2009 as the Acting President and Chief Executive Office of the Company, during which he repositioned the Company after suffering continuous losses, and redesigned its business plan for the coming years, which was approved for execution by the Company’s Board. Since 1997, Mr. Stern serves as the Co-Chairman of the Board of Directors of Bogen Communications International Inc. (NASDAQ: BOGN), a New Jersey and European based digital voice processing company with annual revenues of approximately $50 million. During 2007-2008, Mr. Stern led the privatization and deregistration of Bogen through a series of public tender offers, and he is continuously involved in its M&A, financing and strategic development activities. Prior to 1995, Mr. Stern was a Co-Chief Executive Officer of Bogen’s predecessor company, European Gateway Acquisition Corporation (NASDAQ: EGAC). Mr. Stern was the founder and managing partner of Helix Capital LLC, a private M&A and turnaround advisory firm based in San Francisco and New York. During 1998-2003, Mr. Stern served as the Executive Chairman of Kellstrom Industries Inc., an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Nedivi, he led a series of complex M&A and financing transactions that increased Kellstrom’s annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Stern introduced a financial turnaround plan for Kellstrom and raised $100 million from private equity funds as well as from GE Capital and Sumitomo Bank, thus enabling Kellstrom to significantly recover from brink of liquidation. Mr. Stern is still one of the largest private shareholders of Kellstrom. Mr. Stern was also the President of WordStar International Inc., a California based publicly traded software company, which he led through a turnaround process and a three-way public merger that resulted in it becoming the largest consumer software company (The Learning Company (NYSE: TLC)). Mr. Stern served as a director and executive officer in various private and public companies, including Random Access Inc. and Elron Electronic Industries Ltd. (NASDAQ: ELRNF), in which he was extensively involved in major M&A transactions, the raising of public equity and debt and business restructuring. Mr. Stern served for 25 years in active duty and reserve service in the Israeli Air Force, as a fighter pilot and senior flight leader of various aircrafts (such as F-15, A-4, Mirage and Kfir), an Avionic Systems Officer, a Commander of the Operational Training Unit and an F-15 Deputy Squadron Commander. Mr. Stern earned a Practical Engineering Diploma (magna cum laude) in advance mechanics and automation from ORT Technological College, Israel, graduated the Israeli Air Force Academy and holds a B.Sc. Degree (cum laude) in Mathematics and Computer Science from Tel Aviv University.
Mr. Zivi R. Nedivi, 52
Mr. Nedivi has served, between 2008 and 2010 as the Chief Executive Officer and thereafter as Special Advisor of Axiom Investment Advisors, LLC, a hedge fund located in New York, focused on foreign currency trading with assets under management of over $1.6 billion, servicing large financial institutions, including Deutsche Bank and the World Bank. Prior to joining Axiom, Mr. Nedivi served as the Chief Operating Officer of Lumenis Ltd., a global leader in medical and aesthetic lasers and light based technology. From 1995 until 2005, Mr. Nedivi served as President and Chief Executive Officer of Kellstrom Aerospace (as well as its predecessor companies), an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Stern, he led complex M&A and financing transactions that increased Kellstrom’s annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Nedivi also planned and executed a turnaround plan for Kellstrom, thus enabling it to significantly recover from brink of liquidation. Mr. Nedivi is still one of the largest private shareholders of Kellstrom. Mr. Nedivi was also the General Manager of Maakav Ltd., a private aviation management company based in Israel, which represented certain American companies in Israel, including companies active in the distribution of aircraft parts. Mr. Nedivi served as a Human Engineering Consultant to Israel Aircraft Industries Ltd. on the Lavi fighter aircraft program. He also served for seven years in the Israel Air Force as an F-15 fighter pilot and held the rank of Major.
Mr. Ami Amir, 66
Mr. Amir established and currently serves as the General Partner at Partech International, a global venture fund, focusing on sourcing and investing in local early stage technology companies. Mr. Amir founded Radvision Ltd. (NASD: RVSN) in 1993 and managed it as the Chief Executive Office for 9 years. Under his leadership, the company became a market leader in the voice and video over IP space. During 2000, Mr. Amir initiated the IPO of Radvision on NASDAQ in which an amount of $85 million was raised by the company and led the company’s growth to 300 employees and revenues in excess of $70 million. Prior to Radvision, Mr. Amir served for 6 years as the Chief Executive Officer of RAD Inc., during which he led RAD to over $20 million in sales to OEMs and distributors. Mr. Amir’s extensive technical background includes years spent in R&D building real time, embedded electronic warfare systems and large software based communications systems, Internet related technologies and solutions and developing various hardware and software. Mr. Amir holds a B. Sc. Electrical Engineering from Technion in Haifa, Israel.

Brig. Gen (Res.) Israel (Relik) Shafir, 57
Mr. Shafir joined the Company in 2009 and resigned in early 2010. He served as the Vice President of Business Development and Command and Control Products Manager. Mr. Shafir currently serves as the Chief Executive Officer of Thermal Cleaning Technologies Ltd., a subsidiary of IDT Energy, a company pursuing the cleanup of contaminated soils. Mr. Shafir was the founder and Chief Executive Officer of 4DM-Technologies, a software company in the field of Command and Control software for management of emergency situations. After selling the source code to the Israel Aircraft Industry, Mr. Shafir headed a project of upgrading the system for municipal and statewide security applications. Mr. Shafir is the Head of the Commission for Safety in Civil Aviation which was appointed by the Israeli Minister of Defense and Minister of Transportation to redesign civil aviation safety procedural and control issues. Mr. Shafir has vast experience in the Israeli Air Force, where he served as a fighter pilot, the Commander of the Israeli Air Force Academy, Commander of Hazor AFB (an all F-16 base) and Commander of Tel-Nof Air Force Base, the largest Air Force base in Israel. Mr. Shafir majored in Mathematics and Philosophy at the University of Bar-Ilan, Israel and has a MBA from the Naval Post Graduate School in Monterey, California.

Exhibit B

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR
The undersigned hereby declares to Magal Security Systems Ltd. (the “Company”), effective as of  __________, 2010, as follows:
1.
I am making this statement as required under Section 224B of the Israeli Companies Law, 1999. Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my appointment as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company.
My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.
I am not restricted from serving as a director of the Company under any items set forth in Sections 2261-2272 Israeli Companies Law, 1999.
I am aware that pursuant to Section 241 of the Israeli Companies Law, 1999 this statement shall be presented at the meeting of the Company’s shareholders in which my appointment shall be considered, shall be kept in the Company’s registered office and shall be available for review by any person.

[1]
As of the date hereof, Section 226 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted by a final judgment of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law 5728-1968;
(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information;
(3) conviction of any other offence that the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company.

[2]
As of the date hereof, Section 227 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Signature:
Name:

Exhibit C
MAGAL SECURITY SYSTEMS LTD. (the “Company”)
Written Ballot pursuant to the Companies Regulations
(Voting by Written Ballot and Statements of Position) 5766 — 2006
(the “Regulations”)
Part A
1. Company Name: Magal Security Systems Ltd.
Type of Meeting and Place of Meeting: An Extraordinary/Annual Meeting (the “Meeting”) to be held on [•], 2010, at [•], at the Company’s offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel. In the event that a quorum shall not be present, the meeting shall be adjourned until the same day and same time on the following week.
The Agenda:
(1)
as directors of the Company of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Zeev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the then serving external directors, effective as of the close of the Meeting.

(2)	Provided that resolution no. (1) above is adopted:
A)	To appoint Mr. Avihu Ben-Nun as director of the Company effective as of the close of the Meeting.

B)	To appoint Mr. Yoav Stern as director of the Company effective as of the close of the Meeting.

C)	To appoint Mr. Zivi R. Nedivi as director of the Company effective as of the close of the Meeting.

D)	To appoint Mr. Ami Amir as director of the Company effective as of the close of the Meeting.

E)	To appoint Mr. Israel (Relik) Shafir as director of the Company effective as of the close of the Meeting.
Time and Place where the full version of the proposed resolutions may be reviewed: The full form of the proposed resolutions may be reviewed at the Company’s offices, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, during business hours and subject to prior coordination by phone at [•].
Information regarding Nominees:
Major Gen. (Ret.) Avihu Ben-Nun, 70: Major Gen. (Ret.) Avihu Ben-Nun served for 34 years in the Israeli Air Force, retired in 1992, after 2 years as Head of Strategic Planning Division in the Israeli Defense Forces’ General Staff Headquarters, and 5 years as The Supreme Commander of the Israeli Air Force. Since his retirement, Mr. Ben-Nun serves as the Chairman of Universal Motors Israel (UMI), which he founded through a merger between 3 competitors, and led to become the exclusive distributor of all General Motors exported brands in Israel and the leading distributor and vehicle importer in the Israeli automotive market. He also served as Chairman of GM UMIT R&D and General Motors’ R&D center in Israel. Mr. Ben-Nun held key executive positions in the private sector as well as voluntary positions in the public sector. He also serves on the Board of Directors of leading companies, including Kardan Ltd., ExactCost and FIRST Israel, and in the past on the Boards of Golden Wings V.C. Fund, Elbit Systems Ltd., Bank Mizrahi, Electronic Data Systems Israel Ltd. (which he also established) and Advanced Material Technology. In the public sector, Mr. Ben-Nun is a director of the Israel-America Chamber of Commerce and the Tel Aviv Chamber of Commerce, former President of the Israeli Air Force Association, Chairman of the Israeli Vehicles Importer Association and Vice-Chairman of the Combined Chamber of Commerce and of the Council of the Federation of Israeli Chamber of Commerce. Mr. Ben-Nun holds a Bachelor degree from Auburn University, Alabama; graduated with distinction from the US Air Force Air Warfare College, graduated the Advanced Management Program at Harvard Business School and was awarded an Honorary Doctorate from the Technion in Haifa, Israel.
Mr. Yoav Stern, 56: Mr. Stern served from late 2008 throughout part of 2009 as the Acting President and Chief Executive Office of the Company, during which he repositioned the Company after suffering continuous losses, and redesigned its business plan for the coming years, which was approved for execution by the Company’s Board. Since 1997, Mr. Stern serves as the Co-Chairman of the Board of Directors of Bogen Communications International Inc. (NASDAQ: BOGN), a New Jersey and European based digital voice processing company with annual revenues of approximately $50 million. During 2007-2008, Mr. Stern led the privatization and deregistration of Bogen through a series of public tender offers, and he is continuously involved in its M&A, financing and strategic development activities. Prior to 1995, Mr. Stern was a Co-Chief Executive Officer of Bogen’s predecessor company, European Gateway Acquisition Corporation (NASDAQ: EGAC). Mr. Stern was the founder and managing partner of Helix Capital LLC, a private M&A and turnaround advisory firm based in San Francisco and New York. During 1998-2003, Mr. Stern served as the Executive Chairman of Kellstrom Industries Inc., an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Nedivi, he led a series of complex M&A and financing transactions that increased Kellstrom’s annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Stern introduced a financial turnaround plan for Kellstrom and raised $100 million from private equity funds as well as from GE Capital and Sumitomo Bank, thus enabling Kellstrom to significantly recover from brink of liquidation. Mr. Stern is still one of the largest private shareholders of Kellstrom. Mr. Stern was also the President of WordStar International Inc., a California based publicly traded software company, which he led through a turnaround process and a three-way public merger that resulted in it becoming the largest consumer software company (The Learning Company (NYSE: TLC)). Mr. Stern served as a director and executive officer in various private and public companies, including Random Access Inc. and Elron Electronic Industries Ltd. (NASDAQ: ELRNF), in which he was extensively involved in major M&A transactions, the raising of public equity and debt and business restructuring. Mr. Stern served for 25 years in active duty and reserve service in the Israeli Air Force, as a fighter pilot and senior flight leader of various aircrafts (such as F-15, A-4, Mirage and Kfir), an avionic Systems Officer, a Commander of the Operational Training Unit and an F-15 Deputy Squadron Commander. Mr. Stern earned a Practical Engineering Diploma (magna cum laude) in advance mechanics and automation from ORT Technological College, Israel, graduated the Israeli Air Force Academy and holds a B.Sc. Degree (cum laude) in Mathematics and Computer Science from Tel Aviv University.

Mr. Zivi R. Nedivi, 52: Mr. Nedivi has served, between 2008 and 2010 as the Chief Executive Officer and thereafter as Special Advisor of Axiom Investment Advisors, LLC, a hedge fund located in New York, focused on foreign currency trading with assets under management of over $1.6 billion, servicing large financial institutions, including Deutsche Bank and the World Bank. Prior to joining Axiom, Mr. Nedivi served as the Chief Operating Officer of Lumenis Ltd., a global leader in medical and aesthetic lasers and light based technology. From 1995 until 2005, Mr. Nedivi served as President and Chief Executive Officer of Kellstrom Aerospace (as well as its predecessor companies), an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Stern, he led complex M&A and financing transactions that increased Kellstrom’s annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Nedivi also planned and executed a turnaround plan for Kellstrom, thus enabling it to significantly recover from brink of liquidation. Mr. Nedivi is still one of the largest private shareholders of Kellstrom. Mr. Nedivi served also as the General Manager of Maakav Ltd., a private aviation management company based in Israel, which represented certain American companies in Israel, including companies active in the distribution of aircraft parts. Mr. Nedivi served as a Human Engineering Consultant to Israel Aircraft Industries Ltd. on the Lavi fighter aircraft program. He also served for seven years in the Israel Air Force as an F-15 fighter pilot and held the rank of Major.
Mr. Ami Amir, 66: Mr. Amir established and currently serves as the General Partner at Partech International, a global venture fund, focusing on sourcing and investing in local early stage technology companies. Mr. Amir founded Radvision Ltd. (NASD: RVSN) in 1993 and managed it as the Chief Executive Office for 9 years. Under his leadership, the company became a market leader in the voice and video over IP space. During 2000, Mr. Amir initiated the IPO of Radvision on NASDAQ in which an amount of $85 million was raised by the company and led the company’s growth to 300 employees and revenues in excess of $70 million. Prior to Radvision, Mr. Amir served for 6 years as the Chief Executive Officer of RAD Inc., during which he led RAD to over $20 million in sales to OEMs and distributors. Mr. Amir’s extensive technical background includes years spent in R&D building real time, embedded electronic warfare systems and large software based communications systems, Internet related technologies and solutions and developing various hardware and software. Mr. Amir holds a B. Sc. Electrical Engineering from Technion in Haifa, Israel.
Brig. Gen (Res.) Israel (Relik) Shafir, 57: Mr. Shafir joined the Company in 2009 and resigned in early 2010. He served as the Vice President of Business Development and Command and Control Products Manager. Mr. Shafir currently serves as the Chief Executive Officer of Thermal Cleaning Technologies Ltd., a subsidiary of IDT Energy, a company pursuing the cleanup of contaminated soils. Mr. Shafir was the founder and Chief Executive Officer of 4DM-Technologies, a software company in the field of Command and Control software for management of emergency situations. After selling the source code to the Israel Aircraft Industry, Mr. Shafir headed a project of upgrading the system for municipal and statewide security applications. Mr. Shafir is the Head of the Commission for Safety in Civil Aviation which was appointed by the Israeli Minister of Defense and Minister of Transportation to redesign civil aviation safety procedural and control issues. Mr. Shafir has vast experience in the Israeli Air Force, where he served as a fighter pilot, the Commander of the Israeli Air Force Academy, Commander of Hazor AFB (an all F-16 base) and Commander of Tel-Nof Air Force Base, the largest Air Force base in Israel. Mr. Shafir majored in Mathematics and Philosophy at the University of Bar-Ilan, Israel and has a MBA from the Naval Post Graduate School in Monterey, California.

The vote with respect to each nominee shall be separate.
Required Vote for Adoption of a Resolution. In order to adopt each of the resolutions on the agenda the affirmative vote of a majority of the shares present and voting is required.
This Written Ballot shall only be valid if it is accompanied by an ownership confirmation for the person for whose benefit a share is registered with a Stock Exchange Member, and such share is included within the shares registered in the Shareholders Ledger under the name of a Nominee Company (hereinafter: an “Unregistered Shareholder”) or a copy of an I.D. card, passport or Certificate of Incorporation, if such shareholder is registered in the Shareholders Ledger, which should be delivered to the Company no later than seventy two hours prior to the meeting.
The Company does not allow voting through the Internet.
Address for delivery of Written Ballots and Statements of Position. The Company’s offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel (attn. of [•]).
Last Date for delivery of Statements of Position: The last date for delivery of Statement of Position to the Company is ten days after the Record Date (the “Last Date for Delivery of Statements of Position”), i.e. [•], 2010, and the last date for delivery of the board of directors’ response is no later than five days after the Last Date for Delivery of Statement of Position, i.e., [•], 2010.
Address of Stock Exchange Internet Site where Written Ballots and Statements of Position may be found: www.magna.isa.gov.il and www.maya.tase.co.il.
A shareholder is entitled to receive an ownership approval at the Stock Exchange Member’s offices or by mail, if so requested. Such request shall provide details for a specific securities account.
An Unregistered Shareholder may receive via electronic mail, for no consideration, a link to the form of Written Ballot and Statements of Position in the distribution site through the Stock Exchange Member through which he is holding his shares, unless he has inform the Stock Exchange Member that he is not interested to receive such link or that he prefers to receive Written Ballots through mail (subject to payment). The notice of a shareholder with respect to Written Ballots shall apply also with respect to Statements of Position.
A single shareholder or a number of shareholders holding shares constituting five percent or more of the total voting power in the Company, and also any person holding such percentage of all voting power not held by a controlling shareholder in the Company, as defined in section 286 of the Companies’ Law, may review the Written Ballots as set froth in Regulation 10 of the Regulations. The number of shares constituting 5% of the total voting power in the Company is [•] shares; and the number of shares constituting five percent of the total voting power not held by a controlling shareholder is [•] shares.

WRITTEN BALLOT — PART B
Company’s name: Magal Security Systems Ltd.
Company’s Address (for delivery and receipt of Written Ballots): 17 Altalef Street, Industrial Zone, Yehud 56100, Israel (attn: [•])
Company’s No.: 52-003892-8
Meeting Date: [•], 2010
Type of Meeting: Extraordinary/Annual
Record Date: [•]
Shareholder’s Information:
Shareholder’s Name:  _________________________
ID Number:  ________________________________
If the shareholder does not possess an Israeli ID certificate:
Passport No.:  ______________________________
Country in which such passport has been issued:  _______________
Valid until:  ________________________________
If such shareholder is a corporation:
Company No.  ______________________________
Place of Incorporation:  _______________________
Manner of Voting:

Manner of Voting(1)
Number of item on the agenda	For	Against	Abstain
(1)
(2)-A
(2)-B
(2)-C
(2)-D
(2)-E

(1)	No marking shall be deemed abstaining from voting with respect to the relevant mater

Signature	Date
Shareholders holding shares through a Stock Exchange Member (according to section 177(1)) — this Written Ballot shall only be valid if accompanied by an ownership approval except in the event of voting through the Internet.
With respect to Shareholders registered in the Company’s Shareholders’ Ledger — this Written Ballot shall only be valid if accompanied by a copy of ID certificate / Passport / Certificate of Incorporation.

מגל מערכות בטחון בע"מ ("החברה")
כתב הצבעה על פי תקנות החברות (הצבעה בכתב והודעות עמדה), התשס"ו – 2006 ("התקנות")

חלק ראשון

1. **שם החברה**: מגל מערכות בטחון בע"מ.

2. **סוג האסיפה המועד והמקום לכינוסה**: אסיפה שנתית/ מיוחדת ("האסיפה") שתיערך ביום [●], 2010, בשעה [●] במשרדי החברה ברח' אלטלף 17, אזרו תעשיה, יהוד. אם לא ימצא מנין חוקי, תידחה האסיפה בשבוע אחד, לאותו יום לאותה שעה ולאותו מקום.

3. **פירוט הנושאים שעל סדר היום**:
(1) סיום לאלתר של כהונת כל הדירקטורים המכהנים בחברה, לרבות מר יעקב פרי, מר יעקב אבן-עזרא, מר זאב ליבנה, מר יעקב נוס ומר בארי סטיפל, אך למעט מר נתן קירש והדירקטורים החיצוניים אשר מכהנים במועד האסיפה.

(2) בכפוף לאימוץ החלטה מספר (1) לעיל:

(א) מינוי מר אביהו בן-נון כדירקטור בחברה החל במועד נעילת האסיפה.
(ב) מינוי מר יואב שטרן כדירקטור בחברה החל במועד נעילת האסיפה.
(ג) מינוי מר זויו ר. נדיבי כדירקטור בחברה החל במועד נעילת האסיפה.
(ד) מינוי מר עמי אמיר כדירקטור בחברה החל במועד נעילת האסיפה.
(ה) מינוי מר ישראלי (רליק) שפיר כדירקטור בחברה החל במועד נעילת האסיפה.

4. **המקום והשעות בהם ניתן לעיין בנוסח המלא של החלטות המוצעות**: ניתן לעיין בנוסח המלא של ההחלטות המוצעות במשרדי החברה ברח' אלטלף 17, אזור תעשיה, יהוד, בשעות העבודה המקובלות ולאחר תיאום מראש בטלפון [●].

5. **פרטים לגבי מועמד לכהונתם דירקטור:**
א. אלוף (במיל') אביהו בן-נון (70):

אלוף (במיל,) אביהו בן-נון שירת בצה"ל במשך 34 שנים, פרש בשנת 1992, לאחר שכיהן שנתיים בתפקיד ראש אגף התכנון האסטרטגי במטה הכללי בצה"ל וחמש שנים בתפקיד מפקד חיל האויר. עם פרישתו, כיהן מר בן-נון כיו"ר UMI "יוניברסל מוטורס" ישראל בע"מ, אשר ייסד באמצעות מיזוג שלוש חברות מתחרות, והובילה להיות מפיצה בלעדית של כל מותגי "ג'נרל מוטורס" המופצים בישראל ויבואנית הרכב המובילה בשוק כלי הרכב בישראל. מר בן-נון כיהן גם כיו"ר GM UMIT R&D ו מרכז המו"פ של "ג'נרל מוטורס" בישראל ומכהן כיום כיו"ר הועדה המייעצת למרכז הטכנולוגי המתקדם של GM-בישראל. מר בן-נון כיהן בתפקידי הנהלה בכירים בסקטור הפרטי ובתפקידים וולונטריים בסקטור הציבורי. בנוסף, מכהן כיום כדירקטור בחברות מובילות כגון: ExactCost Inc.-ו FIRST קרדן ישראל בע"מ ו-, ובעבר כיהן ישראל, כדירקטור של Golden Wings V.C. Fund אלביט מערכות בע"מ, אלקטרוניק דאטה סיסטמס ישראל, Advanced Material Technology Ltd. (אי.די.אס) ישראל בע"מ (אותה גם ייסד), בנק מזרחי ו-. במגזר הציבורי, מכהן בן-נון כדירקטור של לשכת המסחר ישראל-אמריקה ובלשכת המסחר תל אביב, נשיאה לשעבר של עמותת חיל האוויר, יו"ר איגוד יבואני כלי הרכב בישראל, סגן נשיא ויו"ר מועצת איגוד לשכות המסחר בישראל. למר בן-נון תואר ראשון מאוניברסיטת Auburn באלבאמה, סיים בהצטיינות לימודיו באקדמיה של חיל האוויר האמריקאי, סיים תוכנית ללימודי ניהול מתקדמים באוניברסיטת הרווארד וקיבל תואר דוקטור לשם כבוד מהטכניון בחיפה.

ב. מר יואב שטרן (56):

מר שטרן כיהן כנשיא וכמנכ"ל בפועל של "מגל" החל מסוף שנת 2008 ועד לאמצע שנת 2009. במהלך התקופה, ייצב את החברה לאחר תקופה ארוכה של הפסדים מתמשכים ותכנן מחדש את תכניתה העסקית לשנים הקרובות, אשר אושרה גם על ידי דירקטוריון החברה. החל משנת 1997 מכהן מר שטרן כיו"ר

משותף של דירקטוריון חברת Bogen Communications International Inc. ) NASDAQ:
BOGN), שבסיסיה בניו ג'רזי ובאירופה ועוסקת בעיבוד קול דיגיטלי ובעלת מכירות שנתיות של כ-70 מיליון דולר. במהלך 2007-2008, הוביל מר שטרן את הפרטתה ומחיקתה מן המסחר של Bogen באמצעות מספר הצעות רכש לציבור, וכיום ממשיך לעסוק בפעילות המיזוגים והרכישות, המימון והפיתוח העסקי של חברה זו. קודם לשנת 1995, כיהן מר שטרן כיו"ר משותף של European Gateway Acquisition Corporation (NASDAQ: EGAC) . מר שטרן ייסד והיה השותף המנהל של Helix Capital LLC-, חברה פרטית לייעוץ בתחום המיזוגים והרכישות, שבסיסיה בסן פרנסיסקו ובניו יורק. במהלך 1998-2003, כיהן מר שטרן כיו"ר מנהל של Kellstrom Industries Inc. , המובילה בתחום חלפים ומערכות טיסה בשוק התעופה הצבאי והאזרחי הבינלאומי. בצוותא עם מר נדיבי, הוביל מר שטרן מספר עסקאות רכישה ומימון מורכבות אשר הגדילו את המכירות השנתיות של Kellstrom מ- 8 מיליון דולר ל-330 מיליון דולר לשנה. לאחר מתקפת ה-11 בספטמבר 2001 והשפל העמוק בשוק התעופה, הציג מר שטרן תכנית שינוי והבראה לחברה וגייס כ-100 מיליון דולר מקרנות הון פרטיות וכן מ-GE Capital ו-Sumitomo Bank. בעקבות זאת, אפשר ל-Kellstrom להתאושש באופן משמעותי מסף חדלות פירעון. מר שטרן הוא אחד מבעלי המניות הפרטיים הגדולים של Kellstrom . כמו כן, מר שטרן כיהן כנשיא WordStar International Inc. , חברת תוכנה ציבורית שבסיסה בקליפורניה, והוביל אותה באמצעות תוכנית הבראה ומיזוג בין שלוש חברות ציבוריות להיות אחת מחברות התוכנה הצרכניות הגדולות בעולם The Learning Company (NYSE: TLC) . מר שטרן כיהן כדירקטור ונושא משרה בחברות פרטיות וציבוריות שונות, כגון: Random Access Inc. ו-אלרון תעשיה אלקטרונית בע"מ (NASDAQ: ELRNF) , בהן היה מעורב באופן שוטף בעסקאות רכישה שונות, גיוס הון וחוב ציבורי ובארגון מחדש של עסקיהן. מר שטרן כיהן כ-25 שנה בשירות סדיר ומילואים בחיל האוויר הישראלי, בתפקיד טייס קרב, מוביל מבנה בכיר בכלי תעופה שונים (כגון מיראז', כפיר), קצין A-4, F-15 וסיים את שירותו F-15 מערכות אוויוניקה, מפקד יחידת האימון המבצעי של חיל האוויר וסגן מפקד טייסת בדרגת סא"ל. למר שטרן דיפלומה (בהצטיינות יתרה) מהמרכז הטכנולוגי "אורט", בוגר האקדמיה של חיל האוויר ומחזיק בתואר ראשון בהצטיינות במתמטיקה ומדעי המחשב מאוניברסיטת תל אביב .

ג. מר זיוי ר. נדיבי (52):

מר נדיבי כיהן בין השנים 2008- 2010 כמנכ"ל, ובהמשך , כיועץ מיוחד של חברת Axiom Investment Advisors LLC , קרן גידור בניו יורק המתמחה במסחר במטבעות בינלאומיים, המנהלת נכסים בשווי 1.6 מיליארד דולר ומשרתת גופים פיננסיים גדולים, כגון דויטשה בנק והבנק העולמי. טרם הצטרפותו ל-Axiom, בתפקידו כ-COO, הוביל מר נדיבי, את תכנית ההבראה של חברת לומיניס בע"מ, חברה המובילה בתחום הלייזר וטכנולוגיות מבוססות אור עבור תחומי הרפואה והאסתטיקה. החל משנת 1995 ועד 2005, כיהן מר נדיבי כנשיא וכמנכ"ל של Kellstrom Industries Inc. (לרבות החברות שקדמו לחברה זו), המובילה בתחום חלפים ומערכות טיסה בשוק בתעופה הצבאי והאזרחי הבינלאומי. בצוותא עם מר שטרן, הוביל מר נדיבי מספר עסקאות רכישה ומימון מורכבות אשר הגדילו את המכירות השנתיות של Kellstrom מ- 8 מיליון דולר ל-330 מיליון דולר לשנה. לאחר מתקפת ה-11 בספטמבר 2001 והשפל העמוק בשוק התעופה, הציג מר נדיבי תכנית שינוי והבראה ובעקבות כך, אפשר ל-Kellstrom להתאושש באופן משמעותי מסף חדלות פירעון ולהפוך בשנית לחברה גדולה ורווחית . מר נדיבי הינו עד היום אחד מבעלי המניות הפרטיים הגדולים של Kellstrom . מר נדיבי כיהן גם כמנהל הכללי של חברת מעקב בע"מ, חברת ניהול תעופה שבסיסה בישראל, אשר ייצגה מספר חברות אמריקאיות בישראל, לרבות חברות הפעילות בתחום הפצת חלקי מטוסים. מר נדיבי שירת כיועץ הנדסת אנוש לתעשייה האווירית בתכנית מטוס הלביא. נר נדיבי שירת כטייס קרב בחיל האוויר הישראלי במטוסי פנטום ו-F-15 .

ד. מר עמי אמיר (66):

מר אמיר ייסד ומכהן כיום כשותף הכללי של Partech International , קרן גלובלית הממוקדת בהשקעות בחברות טכנולוגיה בשלב התחלתי. בשנת 1993 ייסד מר אמיר את חברת רדויז'ן בע"מ (NASD: RVSN) וניהל אותה כמנכ"ל במשך 9 שנים. תחת הנהגתו, החברה הפכה להיות מובילה בתחום העברת שידורי קול ווידאו על גבי תשתית אינטרנט (IP) . במהלך שנת 2000, מר אמיר יזם את ההנפקה של רדויז'ן בנאסד"ק בה גויסו 85 מיליון דולר והוביל את החברה לצמיחה ולגידול. החברה העסיקה 300 עובדים ובעלת

RAD Inc. הכנסות של למעלה מ-70 מיליון דולר. בעבר, כיהן מר אמיר, במשך כ-6 שנים, כמנכ"ל ולמפיצים. הרקע הטכני העשיר של מר אמיר OEM והובילה למכירות של למעלה מ- 20 מיליון דולר ל- כולל שנים של מחקר ופיתוח בבניית מערכות זמן אמת, מערכות לחימה אלקטרוניות ומערכות תקשורת רחבות, טכנולוגיות ופתרונות קשורי אינטרנט ופיתוח חומרות ותוכנות שונות. למר אמיר תואר בהנדסה אלקטרונית מהטכניון בחיפה.

ה. תא"ל (במיל') ישראל (רליק) שפיר (57):

מר שפיר הצטרף ל"מגל" בשנת 2009 ופרש בתחילת שנת 2010. בחברה כיהן כסמנכ"ל פיתוח עסקי ומנהל). מר שפיר מכהן כיום כמנכ"ל של Command and Control מוצרי שליטה ובקרה (, חברה הפועלת לניקוי IDT Energy, חברה בת של .Thermal Cleaning Technologies Ltd , חברת תוכנה בתחום שליטה 4DM Technologies אדמות מזוהמות. מר שפיר היה המייסד ומנכ"ל של ובקרה לניהול מצבי חירום. לאחר מכירת קוד המקור לתעשייה האווירית, מר שפיר הוביל פרויקט לשדרוג המערכת עבור אפליקציות ביטחוניות עירונית וכלל מדינתיות. מר שפיר עומד בראש הועדה לבטיחות התעופה האזרחית, אשר מונתה ע"י שר הביטחון ושר התחבורה לתכנון מחדש של נושאי הנהלים והשליטה בבטיחות התעופה האזרחית. למר שפיר ניסיון עשיר בחיל האוויר הישראלי, בו הוא שירת כטייס קרב, מפקד האקדמיה) ומפקד בסיס תל-נוף, בסיס חיל האוויר הגדול בישראל. F-16 של חיל האוויר, מפקד בסיס חצור (ל מטוסי במתמטיקה ובפילוסופיה באוניברסיטת בר אילן, ובעל תואר שני במנהל עסקים BA מר שפיר הנו בעל תואר מביה"ס ללימודים גבוהים של חיל הים האמריקאי.

6. ההצבעה לגבי כל מועמד לכהונת דירקטור תיעשה בנפרד.

7. **<u>רוב הדרוש לקבלת החלטה באסיפה הכללית</u>**: לצורך אישור הצעות ההחלטה שעל סדר היום דרוש רוב של המניות הנוכחות ומצביעות באסיפה.

8. לכתב הצבעה יהיה תוקף רק אם צורף לו אישור בעלות של מי שלזכותו רשומה אצל חבר בורסה מניה ואותה מניה נכללת בין המניות הרשומות במרשם בעלי המניות על שם חברה לרישומים (להלן: "**בעל מניות לא רשום**"), או צילום תעודת זהות, דרכון או תעודת התאגדות, אם בעל המניות רשום בספרי החברה, ויש להמציאו לחברה עד שבעים ושתיים שעות לפני מועד ההצבעה.

9. החברה אינה מאפשרת הצבעה באמצעות האינטרנט.

10. **<u>מען למסירת כתבי הצבעה והודעות עמדה</u>**: משרדי החברה ברח' אלטלף 17, אזור תעשיה, יהוד (לידי [●]).

11. **<u>מועד אחרון להודעות עמדה</u>**: המועד האחרון להמצאת הודעות עמדה לחברה הינו עשרה ימים לאחר המועד הקובע, קרי: [●] 2010, והמועד האחרון להמצאת תגובת הדירקטוריון ("**המועד האחרון למשלוח הודעות עמדה**") להודעות העמדה הינו לא יאוחר מחמישה ימים לאחר המועד האחרון למשלוח הודעות עמדה, קרי: [●] 2010.

12. **<u>כתובות אתר ההפצה ואתר האינטרנט של הבורסה שמצויים בהם כתבי ההצבעה והודעות העמדה</u>**: www.magna.isa.gov.il ו- www.maya.tase.co.il.

13. בעל מניות זכאי לקבל את אישור הבעלות בסניף של חבר הבורסה או במשלוח בדואר, אם ביקש זאת. בקשה לעניין זה תינתן מראש לחשבון ניירות ערך מסוים.

14. בעל מניות לא רשום זכאי לקבל בדואר אלקטרוני בלא תמורה קישורית לנוסח כתב ההצבעה והודעות העמדה באתר ההפצה, מאת חבר הבורסה שבאמצעותו הוא מחזיק במניותיו, אלא אם כן הודיע לחבר הבורסה כי אין הוא מעוניין לקבל קישורית כאמור או שהוא מעוניין לקבל כתבי הצבעה בדואר תמורת תשלום. הודעתו לעניין כתבי ההצבעה תחול גם לעניין קבלת הודעות העמדה.

15. בעל מניות אחד או יותר המחזיק מניות בשיעור המהווה חמישה אחוזים או יותר מסך כל זכויות ההצבעה, וכן מי שמחזיק בשיעור כאמור מתוך סך כל זכויות ההצבעה שאינן מוחזקות בידי בעל השליטה בחברה, כהגדרתו בסעיף

כתב הצבעה - חלק שני

שם החברה: מגל מערכות בטחון בע"מ.

מען החברה (למסירה ומשלוח כתבי הצבעה): רח' אלטלף 17, אזור תעשיה, יהוד (לידי [●].)

מס' החברה: 52-003892-8

מועד האסיפה: [●]2010

סוג האסיפה: מיוחדת/שנתית

המועד הקובע: [●]2010

פרטי בעל המניות:

שם בעל המניות: _______________

מס' זהות: ____________________

אם אין לבעל המניות תעודת זהות ישראלית –

מס' דרכון: ____________________

המדינה שבה הוצא: ____________

בתוקף עד: ___________________

אם בעל המניות הוא תאגיד –

מס' התאגיד: ________________

מדינת התאגדות: _____________

אופן ההצבעה:

Item 1. מספר הנושא שעל סדר היום	Item 2. אופן ההצבעה[1]		
	בעד	נגד	נמנע
(1)			
(2)-א'			
(2)-ב'			
(2)- ג'			
(2)- ד			
(2)- ה'			

(1) אי סימון ייחשב כהימנעות מהצבעה באותו נושא